SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2005

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED

4th Floor, Forum House

22 Grenville Street

St. Helier

Jersey JE4 8PX

Channel Islands

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes No X

The Exhibit Index to this Form 6-K is located on page 3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRCRAFT LEASE PORTFOLIO
SECURITISATION 92-1 LIMITED

Date: April 18, 2005	By: /s/ G. Adrian Robinson
Name: G. Adrian Robinson
Title: Director

EXHIBIT INDEX

Sequentially

numbered

page

Title of Document

Aircraft Lease Portfolio Securitisation 96-1 Pass Through Trust Statement to
Certificateholders dated April 15, 2005..............................................................................................................4

Information Statement, dated April 18, 2005, regarding Agreement to Sell All Aircraft....................................................................................................................................................................9